Remgro
*Limited*

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

06019263

RECEIVED
2006 DEC 18 A 7:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 December 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
**WASHINGTON, D.C. 20549**
United States of America

**RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)**

SUPPL

Ladies and Gentlemen

In connection with Remgro Limited's ("the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of the Company's Interim results for the six months ended 30 September 2006, including the declaration of an interim dividend for the six months ending on 30 September 2006.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

M Lubbe
Company Secretary

12/18

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

# Remgro
## Beperk

Registrasienommer 1968/006415/06
ISIN ZAE000026480
Aandelekode REM

# TUSSENVERSLAG

VIR DIE SES MAANDE
GEËINDIG 30 SEPTEMBER 2006
(ONGEOUDITEER)

## HOOFTREKKE

- Wesensverdienste per aandeel: +38.6%
- Wesensverdienste per aandeel – uitgesluit nie-herhalende gedeelte van SEB-koste in die vergelykende tydperk: +22.2%
- Intrinsieke waarde per aandeel gedurende die ses maande: +17.5%
- Tussendividend per aandeel: +15.0%

## VERKORTE GEKONSOLIDEERDE BALANSSTAAT

| | 30 September 2006 R'm | 30 September 2005 R'm | 31 Maart 2006 R'm |
|---|---|---|---|
| **BATES** | | | |
| **Nie-bedryfsbates** | | | |
| Eiendom, aanleg en toerusting | 2 486 | 4 203 | 2 318 |
| Biologiese landboubates | 95 | 94 | 95 |
| Beleggingseiendomme | 32 | 31 | 31 |
| Klandisiewaarde en handelsmerke | 403 | 386 | 352 |
| Beleggings | | | |
| – Geassosieerde maatskappye | 31 761 | 25 661 | 26 098 |
| – Ander | 4 551 | 2 622 | 4 136 |
| Lenings | 2 | 151 | 6 |
| Uitgestelde belasting | 88 | 142 | 90 |
| | 39 418 | 33 290 | 33 126 |
| **Bedryfsbates** | 6 610 | 8 043 | 8 210 |
| Kontant en kontantekwivalente | 4 108 | 5 231 | 6 357 |
| Ander bedryfsbates | 2 502 | 2 812 | 1 853 |
| **Totale bates** | 46 028 | 41 333 | 41 336 |
| **EKWITEIT EN LASTE** | | | |
| **Uitgereikte kapitaal** | 8 | 8 | 8 |
| **Reserwes** | 43 344 | 38 549 | 37 898 |
| **Tesourie-aandele** | (1 415) | (3 112) | (412) |
| **Aandeelhouersekwiteit** | 41 937 | 35 445 | 37 494 |
| **Minderheidsbelang** | 633 | 2 161 | 596 |
| **Totale ekwiteit** | 42 570 | 37 606 | 38 090 |
| **Nie-bedryfslaste** | 1 317 | 940 | 1 144 |
| Aftreevoordele | 211 | 240 | 185 |
| Langtermynlenings | 234 | 145 | 169 |
| Uitgestelde belasting | 872 | 555 | 790 |
| **Bedryfslaste** | 2 141 | 2 787 | 2 102 |
| Korttermynlenings | 413 | 371 | 101 |
| Ander bedryfslaste | 1 728 | 2 416 | 2 001 |
| **Totale ekwiteit en laste** | 46 028 | 41 333 | 41 336 |
| **Netto batewaarde per aandeel** (Rand) (toeskryfbaar aan ekwiteithouers) | | | |
| – Teen boekwaarde | R88.69 | R73.55 | R78.14 |
| – Teen intrinsieke waarde | R185.17 | R136.36 | R157.59 |

## INKOMSTESTAAT

| | Ses maande geëindig 30 September 2006 R'm | Ses maande geëindig 30 September 2005 R'm | Jaar geëindig 31 Maart 2006 R'm |
|---|---|---|---|
| Verkope | 3 755 | 5 382 | 9 802 |
| Voorraaduitgawes | (2 342) | (2 537) | (4 919) |
| Personeelkoste | (678) | (1 503) | (2 603) |
| Waardevermindering | (110) | (148) | (293) |
| Ander netto bedryfsuitgawes | (186) | (544) | (771) |
| Dividende ontvang | 79 | 192 | 410 |
| Rente ontvang | 206 | 149 | 341 |
| Finansieringskoste | (15) | (17) | (29) |
| Netto waardedaling van beleggings, bates en klandisiewaarde | – | 4 | 3 |
| Wins met die aflossing en verkoop van beleggings | 6 | 3 043 | 3 162 |
| Gekonsolideerde wins voor belasting | 715 | 4 021 | 5 103 |
| Belasting | (211) | (577) | (857) |
| Gekonsolideerde wins na belasting | 504 | 3 444 | 4 246 |
| Belang in na-belaste wins van geassosieerde maatskappye | 2 698 | 2 230 | 4 354 |
| **Netto wins** | 3 202 | 5 674 | 8 600 |
| **Toeskryfbaar aan:** | | | |
| Ekwiteithouers | 3 136 | 5 442 | 8 202 |
| Minderheidsbelang | 66 | 232 | 398 |
| | 3 202 | 5 674 | 8 600 |
| **Belang in na-belaste wins van geassosieerde maatskappye** | | | |
| Wins voor inagneming van waardedalings, kapitale en nie-herhalende items | 2 789 | 2 193 | 4 428 |
| Netto waardedaling van beleggings, bates en klandisiewaarde | 7 | (118) | (157) |
| Wins met die verkoop van beleggings | 26 | 566 | 681 |
| Herstruktureringskoste | (142) | (164) | (280) |
| Nie-herhalende gedeelte van SEB-koste | – | (319) | (380) |
| Ander kapitale en nie-herhalende items | 18 | 72 | 62 |
| | 2 698 | 2 230 | 4 354 |

## VERKORTE GEKONSOLIDEERDE KONTANTVLOEISTAAT

| | Ses maande geëindig 30 September 2006 R'm | Ses maande geëindig 30 September 2005 R'm | Jaar geëindig 31 Maart 2006 R'm |
|---|---|---|---|
| Kontant uit bedrywighede voortgebring | 806 | 700 | 1 786 |
| Belasting betaal | (524) | (267) | (369) |
| Dividende ontvang | 1 361 | 1 536 | 3 888 |
| Kontant beskikbaar uit bedryfsaktiwiteite | 1 643 | 1 969 | 5 305 |
| Dividende betaal | (3 069) | (3 975) | (4 676) |
| Netto kontantvloei uit bedryfsaktiwiteite | (1 426) | (2 006) | 629 |
| Beleggingsaktiwiteite | (1 213) | 4 724 | 3 364 |
| Finansieringsaktiwiteite | 184 | (31) | 99 |
| Netto toename/(afname) in kontant en kontantekwivalente | (2 455) | 2 687 | 4 092 |
| Kontant en kontantekwivalente aan die begin van die tydperk | 6 339 | 2 247 | 2 247 |
| Kontant en kontantekwivalente aan die einde van die tydperk | 3 884 | 4 934 | 6 339 |
| Kontant en kontantekwivalente – per balansstaat | 4 108 | 5 231 | 6 357 |
| Oortrokke bankrekeninge | (224) | (297) | (18) |

## WESENSVERDIENSTE REKONSILIASIE

| | Ses maande geëindig 30 September 2006 R'm | Ses maande geëindig 30 September 2005 R'm | Jaar geëindig 31 Maart 2006 R'm |
|---|---|---|---|
| **Netto wins vir die tydperk toeskryfbaar aan ekwiteithouers** | 3 136 | 5 442 | 8 202 |
| Plus/(minus) – gedeelte toeskryfbaar aan ekwiteithouers: | | | |
| – Netto waardedaling van beleggings, bates en klandisiewaarde | (7) | 114 | 157 |
| – Wins met die aflossing en verkoop van beleggings | (32) | (3 273) | (3 475) |
| – Herstruktureringskoste | 142 | 164 | 279 |
| – Ander kapitale en nie-herhalende items | (6) | (75) | (67) |
| – Netto verlies/(oorskot), na belasting, met verkoop van eiendom, aanleg en toerusting | (1) | – | (12) |
| **Wesensverdienste** | 3 232 | 2 372 | 5 084 |
| Nie-herhalende gedeelte van SEB-koste | – | 319 | 380 |
| **Wesensverdienste – nie-herhalende gedeelte van SEB-koste uitgesluit** | 3 232 | 2 691 | 5 464 |

## VERKORTE GEKONSOLIDEERDE STAAT VAN VERANDERINGE IN EKWITEIT

| | Ses maande geëindig 30 September 2006 R'm | Ses maande geëindig 30 September 2005 R'm | Jaar geëindig 31 Maart 2006 R'm |
|---|---|---|---|
| Saldo op 1 April | 38 090 | 36 503 | 36 503 |
| Totale inkomste verantwoord | 8 786 | 5 576 | 9 108 |
| Wisselkoersaanpassings | 5 232 | (682) | (1 395) |
| Netto billike waarde aanpassings vir die tydperk | 352 | 584 | 1 903 |
| Netto inkomste direk in ekwiteit verantwoord | 5 584 | (98) | 508 |
| Netto wins vir die tydperk | 3 202 | 5 674 | 8 600 |
| Dividende betaal | (3 069) | (3 975) | (4 676) |
| Veranderinge in reserwes van filiaalmaatskappye, geassosieerde maatskappye en gesamentlike ondernemings | (246) | 50 | (527) |
| Aandele deur volfiliaal teruggekoop (tesourie-aandele) | (942) | (563) | (977) |
| Medi-Clinic* | – | – | (1 418) |
| Netto aandele deur Die Remgro Aandeletrust verkoop/(gekoop) | (60) | 2 | 92 |
| Ander | 11 | 13 | (15) |
| Totale ekwiteit | 42 570 | 37 606 | 38 090 |

* *Medi-Clinic is slegs vir nege maande tot 31 Desember 2005 gekonsolideer en is vanaf 1 Januarie 2006 as 'n geassosieerde maatskappy verantwoord.*

## VERDIENSTE EN DIVIDENDE

| | Ses maande geëindig 30 September 2006 Sent | Ses maande geëindig 30 September 2005 Sent | Jaar geëindig 31 Maart 2006 Sent |
|---|---|---|---|
| **Wesensverdienste per aandeel** | | | |
| – Basies | **678.1** | 489.2 | 1 052.3 |
| – Verwater | **659.8** | 479.4 | 1 027.7 |
| **Wesensverdienste per aandeel – nie-herhalende gedeelte van SEB-koste uitgesluit** | | | |
| – Basies | **678.1** | 555.0 | 1 130.9 |
| – Verwater | **659.8** | 544.9 | 1 106.1 |
| **Verdienste per aandeel** | | | |
| – Basies | **657.9** | 1 122.4 | 1 697.6 |
| – Verwater | **639.6** | 1 110.6 | 1 671.3 |
| **Dividende per aandeel** | | | |
| Gewoon | **153.00** | 133.00 | 361.00 |
| – Tussen | **153.00** | 133.00 | 133.00 |
| – Finaal | | | 228.00 |
| Spesiaal | | | 400.00 |

## ADDISIONELE INLIGTING

| | 30 September 2006 | 30 September 2005 | 31 Maart 2006 |
|---|---|---|---|
| **Aantal aandele uitgereik** | | | |
| **– Gewone aandele van 1 sent elk** | **448 802 207** | **486 493 650** | **448 802 207** |
| **Uitgereik op 1 April** | **448 802 207** | **486 493 650** | **486 493 650** |
| **Gekanselleer gedurende die tydperk** | [illegible] | [illegible] | **(37 691 443)** |
| **– Ongenoteerde B-gewone aandele van 10 sent elk** | **35 506 352** | **35 506 352** | **35 506 352** |
| **Totale aantal aandele uitgereik** | **484 308 559** | **522 000 002** | **484 308 559** |
| **Aantal aandele in tesourie gehou** | **(11 481 584)** | **(40 056 880)** | **(4 473 004)** |
| – Gewone aandele teruggekoop en in tesourie gehou | (8 002 196) | (35 709 404) | (1 379 635) |
| – Gewone aandele deur Die Remgro Aandeletrust gehou en as tesourie-aandele verantwoord | (3 479 388) | (4 347 476) | (3 093 369) |
| | 472 826 975 | 481 943 122 | 479 835 555 |
| **Geweegde aantal aandele** | 476 643 317 | 484 841 736 | 483 154 691 |

In die bepaling van verdienste per aandeel en wesensverdienste per aandeel is die geweegde aantal aandele in berekening gebring.

| | 30 September 2006 R'm | 30 September 2005 R'm | 31 Maart 2006 R'm |
|---|---|---|---|
| **Genoteerde beleggings** | | | |
| ***Geassosieerd*** | | | |
| – Boekwaarde | **11 184** | 9 645 | 9 989 |
| – Markwaarde | **21 567** | 17 653 | 23 248 |
| ***Ander*** | | | |
| – Boekwaarde | **4 427** | 2 529 | 4 013 |
| – Markwaarde | **4 427** | 2 529 | 4 013 |
| **Ongenoteerde beleggings** | | | |
| ***Geassosieerd*** | | | |
| – Boekwaarde | **20 577** | 16 016 | 16 109 |
| – Direkteurswaardasies | **55 867** | 36 884 | 41 564 |
| ***Ander*** | | | |
| – Boekwaarde | **124** | 93 | 123 |
| – Direkteurswaardasies | **124** | 93 | 123 |
| **Toevoegings tot en vervanging van eiendom, aanleg en toerusting** | **246** | 346 | 689 |
| **Kapitaalverpligtinge** (Ingesluit bedrae gemagtig, maar nog nie gekontrakteer nie) | **399** | 750 | 275 |
| **Dividende ontvang vanaf geassosieerde maatskappye teen beleggings verreken** | **1 283** | 1 215 | 3 349 |

# KOMMENTAAR

## 1. REKENINGKUNDIGE BELEID

Die tussenverslag word ooreenkomstig die erkennings en metingsgrondslae van Internasionale Finansiële Rapporteringstandaarde (IFRS), IAS 34: Tussentydse Finansiële Verslagdoening, die vereistes van die Suid-Afrikaanse Maatskappywet, Wet 61 van 1973, soos gewysig, en die Noteringsvereistes van die JSE Beperk opgestel.

Hierdie finansiële state inkorporeer rekeningkundige beleid wat in ooreenstemming met dié van die vorige finansiële tydperke is, met die uitsondering van die implementering van die volgende nuwe rekeningkundige standpunte, interpretasies en wysigings aan IFRS:

- IFRIC 4: Bepaling of 'n ooreenkoms 'n huurkontrak bevat
- IFRS 4 (Wysiging): Finansiële Waarborgkontrakte
- Wysigings aan IAS 19: Werknemervoordele, IAS 21: Die uitwerking van veranderinge in buitelandse valutakoerse, en IAS 39: Finansiële Instrumente – Erkenning en Meting.

Die implementering van hierdie nuwe rekeningkundige standpunte, interpretasies en wysigings aan IFRS het geen uitwerking op die resultate van die huidige of vorige tydperke gehad nie.

## 2. VORIGE JAAR AANSUIWERINGS

**Hersamestelling van vergelykende syfers met betrekking tot geassosieerde maatskappye**

Soos voorheen gerapporteer, het FirstRand Beperk (FirstRand) en RAB Beherend Beperk (RABB) hul IFRS resultate hersaamgestel ten einde te voldoen aan die gewysigde rekeningkundige sirkulêre met betrekking tot wesensverdienste. Die wysiging van dié sirkulêre het tot gevolg gehad dat winste en verliese met die verkoop van geëkwiteerde privaatekwiteit- of waagkapitaalbeleggings nie by wesensverdienste ingesluit word nie.

Gevolglik het Remgro sy wesensverdienste vir die vergelykende tussentydperk geëindig 30 September 2005 met R42 miljoen, of 8.7 sent per aandeel, verminder, soos uiteengesit in die onderstaande tabel.

| | Ses maande geëindig 30 September 2005 | |
|---|---|---|
| | Nie-herhalende gedeelte van SEB-koste ingesluit R'm | Nie-herhalende gedeelte van SEB-koste uitgesluit R'm |
| Wesensverdienste soos gedurende April 2006 gerapporteer | 2 414 | 2 733 |
| Hersamestelling van vergelykende syfers met betrekking tot geassosieerde maatskappye | (42) | (42) |
| Hersaamgestelde wesensverdienste | 2 372 | 2 691 |
| Wesensverdienste per aandeel soos gedurende April 2006 gerapporteer (sent) | 497.9 | 563.7 |
| Hersaamgestelde wesensverdienste per aandeel (sent) | 489.2 | 555.0 |

*Aantekening: "Wesensverdienste soos gedurende April 2006 gerapporteer" is in die Opgedateerde Oorgangsverslag en Gewysigde Ongeouditeerde Finansiële Inligting wat op 19 April 2006 uitgereik is, geopenbaar.*

**Vergelykbaarheid met vorige tydperke**

Gedurende die vorige finansiële jaar het verskeie maatskappye in die groep swart ekonomiese bemagtigings (SEB)-transaksies aangegaan. Die spesifieke rekeningkundige verantwoording van dié transaksies het 'n negatiewe impak van R318.6 miljoen en R379.7 miljoen op wesensverdienste vir die ses maande geëindig 30 September 2005 en die jaar geëindig 31 Maart 2006 onderskeidelik, gehad.

Weens die wesentlike uitwerking wat die rekeningkundige verantwoording van hierdie transaksies op Remgro se resultate gehad het, word wesensverdienste per aandeel ook aangebied met uitsluiting van die nie-herhalende gedeelte van SEB-koste.

Vanaf 1 Januarie 2006 word Medi-Clinic Korporasie Beperk (Medi-Clinic) as 'n geassosieerde maatskappy verantwoord terwyl dit voorheen gekonsolideer was. Gevolglik is sekere balansstaat- en inkomstestaatitems nie direk vergelykbaar met dié van die vorige tydperke nie.

## 3. RESULTATE

**Wesensverdienste**

Wesensverdienste het met 36.3% vanaf R2 372 miljoen tot R3 232 miljoen toegeneem. Wesensverdienste per aandeel het egter met 38.6% vanaf 489.2 sent tot 678.1 sent toegeneem vanweë die gunstige uitwerking van die aandeleterugkoopprogram. Wesensverdienste en wesensverdienste per aandeel, uitgesluit die nie-herhalende gedeelte van SEB-koste, het met 20.1% en 22.2% onderskeidelik, toegeneem.

**Bydrae tot wesensverdienste**

| | Ses maande geëindig 30 September | | | | |
|---|---|---|---|---|---|
| | | Nie-herhalende gedeelte van SEB-koste ingesluit | | Nie-herhalende gedeelte van SEB-koste uitgesluit | |
| | 2006 R'm | %-verandering | 2005 R'm | %-verandering | 2005 R'm |
| Tabakbelange | **1 483** | 17.3 | 1 264 | 17.3 | 1 264 |
| Finansiële dienste | **772** | 55.0 | 498 | (1.9) | 787 |
| Nywerheidsbelange | **729** | 44.9 | 503 | 36.8 | 533 |
| Mynbelange | **76** | (1.3) | 77 | (1.3) | 77 |
| Korporatiewe finansies en ander belange | **172** | 473.3 | 30 | 473.3 | 30 |
| | **3 232** | 36.3 | 2 372 | 20.1 | 2 691 |

Die bydrae van die tabakbelange, wat 45.9% (2005: 47.0%) van wesensverdienste (uitgesluit die nie-herhalende gedeelte van SEB-koste) verteenwoordig, het met 17.3% toegeneem.

Wisselkoersbewegings het 'n groter invloed op die groep se verdienste gehad as 'n jaar gelede. Weens die swakker rand, het die wisselkoersuitwerking met die omskakeling van R&R Holdings SA, Luxembourg (R&R) se bydrae tot wesensverdienste toegeneem vanaf 'n ongunstige R4 miljoen in 2005 tot 'n gunstige R104 miljoen, soos uiteengesit in die onderstaande tabel.

| | Ses maande geëindig 30 September 2006 | 2005 | Jaar geëindig 31 Maart 2006 |
|---|---|---|---|
| Gemiddelde wisselkoers (£/R) | **12.5995** | 11.7175 | 11.4050 |
| Sluitingswisselkoers (£/R) | **14.5143** | 11.1970 | 10.6437 |
| R&R se bydrae (£'m) | **118** | 108 | 208 |
| R&R se bydrae (R'm) | **1 483** | 1 264 | 2 369 |
| Gunstige/(ongunstige) wisselkoersuitwerking (R'm) | **104** | (4) | (26) |

FirstRand en RABB se gesamentlike bydrae tot Remgro se wesensverdienste het R772 miljoen (2005: R375 miljoen) bedra. Dié toename kan hoofsaaklik toegeskryf word aan die nie-herhalende SEB-koste voortvloeiend uit FirstRand se SEB-transaksie (Remgro se gedeelte bedra R289 miljoen) wat gedurende die vergelykende tydperk verantwoord is. In 2005 is dividende van Absa Groep Beperk ten bedrae van R123 miljoen ook in wesensverdienste verantwoord.

Die bydrae van die nywerheidsbelange het met 44.9% toegeneem, hoofsaaklik as gevolg van die goeie vertonings van Unilever Bestfoods Robertsons LLC en Total South Africa. Aangesien Remgro effektief sy belang in Kagiso Trust Investments (Eiendoms) Beperk (KTI) gedurende Desember 2005 verkry het, is geen inkomste gedurende die ses maande geëindig 30 September 2005 van KTI verantwoord nie. KTI se bydrae tot Remgro se wesensverdienste gedurende die tydperk onder oorsig was R37 miljoen. Rainbow en Distell het stewige verdienstegroei getoon en hul bydrae tot wesensverdienste was R107 miljoen en R74 miljoen onderskeidelik (2005: R95 miljoen en R57 miljoen). Nampak se bydrae tot wesensverdienste het vanaf R13 miljoen in 2005 tot R55 miljoen vir die tydperk onder oorsig toegeneem. Dié toename kan hoofsaaklik toegeskryf word aan die nie-herhalende SEB-koste voortvloeiend uit Nampak se SEB-transaksie (Remgro se gedeelte bedra R30 miljoen) wat gedurende die vergelykende tydperk verantwoord is. Medi-Clinic se bydrae tot Remgro se wesensverdienste het R131 miljoen (2005: R143 miljoen) bedra. Dié afname kan hoofsaaklik toegeskryf word aan daardie maatskappy se SEB-transaksie wat gedurende Desember 2005 aangegaan is, en tot 'n verwatering in Remgro se belang in Medi-Clinic gelei het.

Die mynbelange se totale bydrae tot wesensverdienste het met 1.3% tot R76 miljoen afgeneem. Trans Hex het laer resultate gerapporteer en sy bydrae tot wesensverdienste was R3 miljoen (2005: R16 miljoen). Dividende wat gedurende die tydperk onder oorsig van Implats ontvang is, beloop R73 miljoen (2005: R60 miljoen).

Die sentrale tesourie-afdeling se bydrae tot Remgro se wesensverdienste vir die tydperk onder oorsig het van R53 miljoen tot R196 miljoen toegeneem. Hierdie toename kan hoofsaaklik toegeskryf word aan hoër rentekoerse, asook die hoër gemiddelde kontantbalanse vergelykend met 2005. Ingesluit in die sentrale tesourie-afdeling se bydrae tot wesensverdienste waarna hierbo verwys is, is buitelandse valutawinste ten bedrae van R74 miljoen (2005: R10 miljoen verlies) ten opsigte van uitstaande intergroepsaldo's. Dié intergroepsaldo's is sedert 30 September 2006 afgelos.

**Verdienste**

Totale verdienste het met 42.4% tot R3 136 miljoen (2005: R5 442 miljoen) afgeneem. Die afname kan hoofsaaklik toegeskryf word aan kapitaalsurplusse met die realisering van beleggings wat gedurende die vergelykende tydperk verantwoord is.

## 4. INTRINSIEKE WAARDE

Remgro se intrinsieke waarde per aandeel het met 17.5% vanaf R157.59 op 31 Maart 2006 tot R185.17 op 30 September 2006 toegeneem. Verwys na Bylaag A vir volle besonderhede.

## 5. BRITISH AMERICAN TOBACCO PLC (BAT)

Remgro se belang in BAT word verteenwoordig deur sy belang van een-derde van die gewone aandele en al die "2005" deelnemende sekuriteite wat deur R&R uitgereik is. Dit gee Remgro 'n effektiewe belang van 10.4% in BAT soos op 30 September 2006. Die ander twee-derdes van die gewone aandelekapitaal van R&R word deur Compagnie Financière Richemont SA gehou.

Daar was nie 'n verandering in die aantal BAT-aandele wat R&R hou nie. Die positiewe uitwerking van BAT se volgehoue aandeleterugkoopprogram het egter R&R se belang in BAT tot 29.2% op 30 September 2006 laat toeneem (2005: 28.7%).

Remgro se deel van R&R se wesensverdienste bestaan uit 35.46% van R&R se deel van die toeskryfbare inkomste van BAT en sy belang in R&R se nie-BAT inkomste (insluitende inkomste toeskryfbaar aan sy belegging in die "2006" deelnemende sekuriteite wat gedurende Maart 2006 deur R&R uitgereik is).

| | Ses maande tot September 2006 £'m | 2005 £'m |
|---|---|---|
| **Toeskryfbare inkomste van BAT voor kapitale en nie-herhalende items** | **1 100** | 1 011 |
| R&R se deel van die toeskryfbare inkomste van BAT: | | |
| – 29.06% tot 29.21% (2005: 28.56% tot 28.72%) | 320 | 290 |
| R&R se nie-BAT inkomste | 6 | 15 |
| **R&R se wesensverdienste vir die ses maande tot 30 September** | **326** | 305 |
| **Remgro se belang daarin:** | | |
| – 35.46% van R&R se deel van die toeskryfbare inkomste van BAT | **114** | 103 |
| – deel van R&R se nie-BAT inkomste | 4 | 5 |
| | **118** | 108 |
| | **R'm** | R'm |
| **Omgereken teen 'n gemiddelde £/R-koers van 12.5995 (2005: 11.7175)** | **1 483** | 1 264 |

BAT se finansiële jaar eindig op 31 Desember, maar rapporteer op 'n kwartaallikse grondslag aan aandeelhouers. Die kommentaar wat hierop volg, is 'n uittreksel uit BAT se finansiële verslag vir die nege maande tot 30 September 2006.

BAT se gerapporteerde groepwins uit bedrywighede was 2% hoër op £1 944 miljoen. Die wins uit bedrywighede sou egter 8% (of 6% teen vergelykbare wisselkoerse) hoër gewees het indien uitsonderlike items en die impak van die veranderde handelsterme voortspruitende uit die verkoop van Etinera, 'n Italiaanse verspreidingsbesigheid, buite rekening gelaat word. Met die uitsondering van Europa het alle streke tot hierdie goeie groei bygedra. So 'n vergelyking gee 'n beter begrip van die filiale se handelsresultate.

Tabakprodukvolumes van BAT se filiale het met 1% tot 509 miljard op 'n gerapporteerde en vergelykbare grondslag toegeneem. BAT se gerapporteerde inkomste vir die nege maande tot 30 September het met 5% tot £7 251 miljoen toegeneem. Op 'n vergelykbare grondslag het die inkomste met 6% (of 4% teen vergelykbare wisselkoerse) toegeneem. Hierdie volume- en inkomstegroei het oor 'n wye spektrum van die mark voorgekom. Die vier voorste wêreldhandelsmerke het op 'n vergelykbare grondslag indrukwekkende volumegroei van 16% behaal. Kent se volumes het met 16% gegroei en Dunhill s'n met 5%, maar Lucky Strike het 'n daling van 4% getoon, hoofsaaklik as gevolg van laer bedryfsvolumes in Duitsland en Japan. Daar was egter goeie aandeelgroei in verskeie sleutelmarkte vir Lucky Strike. Pall Mall het sy buitengewone groei voortgesit, met 'n toename van 37%.

In Europa was die wins van £594 miljoen, £22 miljoen laer as verlede jaar weens baie mededingende handelstoestande in verskeie markte en die insluiting, in die vergelykende tydperk, van 'n eenmalige voordeel wat gespruit het uit die verandering in handelsterme wat gevolg het op die verkoop van Etinera. As dié voordeel buite rekening gelaat word, het die wins met £8 miljoen gedaal, met die sterk groei in Rusland, Italië en Frankryk wat meer as geneutraliseer is deur dalings in Duitsland, Spanje, Pole en die Oekraïne. Streeksvolumes was op 'n vergelykende grondslag 1% hoër op 184 miljard, met groei in Rusland, Spanje en Hongarye wat deels teengewerk is deur dalings in Italië, Duitsland en die Oekraïne.

In die Asië-Stille Oseaangebied het die streekswins met £48 miljoen tot £466 miljoen toegeneem, hoofsaaklik vanweë die sterk vertonings in Australië, Maleisië, Suid-Korea en Nieu-Seeland. Op 106 miljard was volumes 3% hoër. Sterk toenames in Pakistan, Bangladesj, Suid-Korea en Viëtnam is deels geneutraliseer deur afnames in Maleisië en Indonesië.

In Latyns-Amerika het die wins met £69 miljoen tot £447 miljoen toegeneem danksy goeie vertonings regdeur die streek gepaard met sterk plaaslike geldeenhede. Volumegroei het in baie van die markte plaasgevind en dit het bygedra tot 'n algehele toename van 3% tot 113 miljard.

Wins in die Afrika- en Midde-Oostestreek het met £54 miljoen tot £362 miljoen gestyg, hoofsaaklik aangedryf deur Suid-Afrika, Nigerië en Iran, asook kleiner verliese in Turkye. Volumes het met 2% tot 74 miljard gedaal as gevolg van Turkye, die Levant en verskaffingsprobleme in Wes-Afrika en Kaukasië, wat deels teengewerk is deur stygings in Iran, Egipte en die Golf.

Die wins in die Amerikaanse Pasifiese streek het met £5 miljoen tot £332 miljoen toegeneem, met 'n sterk vertoning in Japan, wat die laer winsbydrae deur Kanada geneutraliseer het. Volumes was 1% laer op 33 miljard, omdat die hoër volumes in Japan meer as geneutraliseer is deur die daling in Kanada.

BAT se aandeel van die na-belaste resultate van sy eie geassosieerdes het met £71 miljoen tot £348 miljoen toegeneem. Uitsonderlike items uitgesluit, het BAT se aandeel van die na-belaste resultate van sy geassosieerdes met £58 miljoen tot £331 miljoen gestyg. Die bydrae van Reynolds American, met uitsluiting van die voordeel voortspruitend uit die gunstige afhandeling van belastingkwessies in 2006 en die herstruktureringskoste in 2005, was £42 miljoen hoër vanweë verbeterde pryse, kostevermindering, die tydsberekening van promosiebesteding en die impak van die sterker VSA dollar. Reynolds American het Conwood, die tweede grootste vervaardiger van rooklose tabakprodukte in die VSA, op 31 Mei 2006 vir 'n bedrag van VSA $3.5 miljard bekom. Reynolds American het gerapporteer dat op 'n pro forma-grondslag, asof dit sedert die begin van 2005 in sy besit was, Conwood sterk toenames in volume, markaandeel en bedryfsinkomste vir die nege maande tot 30 September 2006 gelewer het.

In die nege maande tot September 2006 het BAT se aangepaste verdienste per aandeel (herstruktureringskoste en ander verwringings uitgesluit) met 13% toegeneem teenoor die vorige jaar aangesien die hoër netto finansieringskoste en minderheidsbelange meer as geneutraliseer is deur die verbetering in bedryfswins, die aandeel in geassosieerdes se na-belaste resultate, die laer belastingkoers en die voordele van die aandeleterugkoopprogram.

## 6. ANDER BELEGGINGS

***Die belangrikste veranderinge in Remgro se ander beleggings gedurende die tydperk onder oorsig was soos volg:***

**Terugkoop van Remgro-aandele**

Gedurende die tydperk onder oorsig het 'n volfiliaalmaatskappy van Remgro 'n verdere 6 622 561 gewone Remgro-aandele teen 'n gemiddelde prys van R142.23 vir 'n totale bedrag van R941.9 miljoen aangekoop. Saam met die aandele wat in die vorige finansiële jaar aangekoop is, word 8 002 196 gewone Remgro-aandele (1.8%) deur die volfiliaal as tesourie-aandele gehou.

Die Remgro Aandeletrust het gedurende die tydperk onder oorsig 563 000 gewone Remgro-aandele teen 'n gemiddelde prys van R130.40, vir 'n totale bedrag van R73.4 miljoen aangekoop, terwyl 176 981 aandele aan deelnemers gelewer is teen betaling van die inskrywingsprys.

**Gencor Beperk (Gencor)**

Op 14 Maart 2006 het Gencor aangekondig dat die maatskappy onder vrywillige likwidasie geplaas word en 'n likwidasiedividend van R0.20 per aandeel is verklaar. In Mei 2006 het Remgro R7.6 miljoen ontvang.

**Sage Groep Beperk (Sage)**

Soos voorheen gerapporteer, het Remgro gedurende die vorige finansiële jaar sy 17.9%-belang in Sage aan Momentum Groep Beperk vir R114 miljoen, of R1.75 per Sage-aandeel, verkoop. Die verkoopprys van R1.75 het uit 'n aanvanklike betaling van R1.42 per aandeel en 'n potensiële verdere betaling van tot 'n maksimum van R0.33 per aandeel bestaan. Die aanvanklike betaling het R92 miljoen bedra en 'n na-belaste kapitaalwins van R10 miljoen is met die transaksie gerealiseer. Op 31 Maart 2006 was die potensiële verdere betaling steeds onderhewig aan die uitklaring van sekere belastingnavrae.

Gedurende die tydperk onder oorsig het Remgro 'n verdere R6 miljoen, of R0.0913 per Sage-aandeel, as gedeeltelike betaling van die potensiële verdere betaling ontvang.

*Sedert 30 September 2006:*

**KTI en die Kagiso Infrastructure Empowerment Fund (KIEF)**

Remgro het ooreenkomste met KTI en KIEF aangegaan ingevolge waarvan Remgo hom verbind het om R350 miljoen in KIEF te belê. Die fonds het 'n teikengrootte van R650 miljoen en beoog om in infrastruktuurprojekte, insluitende paaie, lughawens, kragstasies, telekommunikasie-installasies, spoorwegnetwerke, hawens en water- en sosiale infrastruktuur, te belê.

KIEF het tot dusver geen fondse opgevra nie.

## 7. INLIGTING MET BETREKKING TOT ONGENOTEERDE BELEGGINGS

**Tsb Suiker Beperk (TSB)**

TSB se bydrae tot Remgro se wesensverdienste was R54 miljoen (2005: R23 miljoen).

TSB se resultate vir die tydperk onder oorsig is positief beïnvloed deur die insluiting van inkomste uit sy 27.0%-belegging in Royal Swaziland Sugar Corporation, sedert die verkryging daarvan op 1 Oktober 2005.

Daar word verwag dat TSB hierdie seisoen 440 600 ton suiker sal produseer (2005: 456 800 ton). Die daling in suikerproduksie kan aan die nagevolge van die droogte wat gedurende die vorige finansiële jaar geheers het, toegeskryf word. Die versterking van die uitvoersuikerprys en die verswakking van die wisselkoers, sowel as die sitrusafdeling se terugkeer na winsgewendheid, het egter tot verhoogde inkomste gedurende die tydperk onder oorsig bygedra.

**Wispeco Beherend Beperk (Wispeco)**

Wispeco se resultate vir die ses maande geëindig 30 September 2006 was bevredigend. Verkoopsvolumes vir die tydperk het met 15% toegeneem vergeleke met die ooreenstemmende tydperk die vorige jaar maar omset was 45% hoër weens prysverhogings en die verkryging van twee nuwe verspreiders. Wesensverdienste het van R29 miljoen tot R33 miljoen toegeneem.

Kapasiteitsuitbreidings word by die ekstrusiepers- en afwerkingsaanlegte aangebring. 'n Tweede ekstrusiepers sal vroeg in 2007 in Parow in gebruik gestel word.

**Total South Africa (Eiendoms) Beperk (Total SA)**
Total SA se bydrae tot Remgro se wesensverdienste vir die tydperk onder oorsig was R116 miljoen (2005: R83 miljoen). Total SA se hoër verdienste was hoofsaaklik weens 'n groter kleinhandelmarkaandeel en 'n toename in raffineringsmarges.

Total SA het sy markaandeel in die kleinhandel verder vergroot, terwyl gereguleerde bemarkingsmarges konstant gebly het. Die Natref-raffinadery het goed gevaar alhoewel produksiekapasiteit met 14% afgeneem het na die instelling van nuwe brandstofvereistes met ingang 1 Januarie 2006. Raffineringsmarges het sterk gebly.

**Air Products Suid-Afrika (Eiendoms) Beperk (Air Products)**
Air Products se omset vir sy finansiële jaar geëindig 30 September 2006 was 5% hoër as in die vergelykende jaar weens hoër aanvraag na gasprodukte in die vervaardigingsektor wat gelei het tot 'n toename in verkope deur hoofsaaklik die verpaktegasafdeling, asook uit die aanvang van die Implats-suurstofkontrak.

Weens verbeterde aanleg- en operasionele effektiwiteit, asook hoër marges in die verpaktegasafdeling, het netto inkomste voor belasting vir die ses maande geëindig 30 September 2006 met 20.8% toegeneem. 'n Wesentlike SBM-koste voortspruitend uit dividende wat in die 2006 jaar betaal is, het veroorsaak dat Air Products se bydrae tot Remgro se wesensverdienste met slegs 3.1%, van R32 miljoen vir die ses maande geëindig 30 September 2005, tot R33 miljoen toegeneem het.

**Unilever Bestfoods Robertsons LLC (UBR)**
UBR se bydrae tot Remgro se wesensverdienste vir die tydperk (wat rente op die aandeelhouerslening van R8 miljoen (2005: R11 miljoen) insluit) het R92 miljoen (2005: R53 miljoen) bedra. Die toename is hoofsaaklik as gevolg van verhoogde handelswinste wat gedeeltelik deur 'n toename in belasting teengewerk is. Rente op die aandeelhouerslening het afgeneem vanweë die terugbetaling van die leningskapitaal sedert 30 September 2005.

Die omset van die Suid-Afrikaanse kleinhandelsbedrywighede het met 12.9% toegeneem, hoofsaaklik weens volumegroei. Die hoofprodukkategorieë se markaandeel is deur innovasie, reklame en promosie-aktiwiteite verhoog. Die Food Solutions-besigheid se omset het met 8.0% toegeneem.

Omset in Israel het met 1.3% toegeneem, hoofsaaklik weens 'n 3.1%-groeikoers in die Food Solutions-besigheid. Ten spyte van die oorgrenskonflik in Libanon het die toename in omset, tesame met laer indirekte koste voortspruitend uit herstrukturering in vorige tydperke, die Israeli-besigheid in staat gestel om verbeterde resultate te lewer.

**KTI**
KTI se bydrae tot Remgro se wesensverdienste was R37 miljoen.

KTI se wesensverdienste vir sy jaar geëindig 30 Junie 2006 het met 23.2% tot R473 miljoen (2005: R384 miljoen) toegeneem, hoofsaaklik weens die toename in billike waarde van sy belegging in Metropolitan Beherend Beperk en verhoogde bydraes vanaf geassosieerde maatskappye en gesamentlike ondernemings.

## DIVIDENDVERKLARING

**Verklaring van Dividend Nr 13**
Hiermee word kennis gegee dat 'n tussendividend van 153 sent (2005: 133 sent) per aandeel verklaar is ten opsigte van beide die gewone aandele van een sent elk en die ongenoteerde B-gewone aandele van tien sent elk, vir die halfjaar wat op 30 September 2006 geëindig het.

**Belangrike datums**

| | |
|---|---|
| Laaste dag van verhandeling ten einde vir die tussendividend te kwalifiseer | Vrydag, 5 Januarie 2007 |
| Verhandelinge op of na hierdie datum sal met uitsluiting van die tussendividend wees | Maandag, 8 Januarie 2007 |
| Rekorddatum | Vrydag, 12 Januarie 2007 |
| Betaaldatum | Maandag, 15 Januarie 2007 |

Aandeelhouers mag nie in die periode van Maandag, 8 Januarie 2007, tot Vrydag, 12 Januarie 2007, beide datums ingesluit, hulle aandeelsertifikate dematerialiseer/rematerialiseer nie.

Geteken namens die raad van direkteure.

**Johann Rupert**
*Voorsitter*

**Thys Visser**
*Hoofuitvoerende beampte*

Stellenbosch
29 November 2006

## DIREKSIE

**Nie-uitvoerende direkteure**
Johann Rupert (*Voorsitter*), E de la H Hertzog (*Ondervoorsitter*), P E Beyers, G D de Jager*, J W Dreyer, P K Harris*, J Malherbe•, D Prins*, F Robertson* (**Onafhanklik*, •*Aangestel op 11 Oktober 2006*)

**Uitvoerende direkteure**
M H Visser (*Hoofuitvoerende beampte*), W E Bührmann, D M Falck, J A Preller (mev), T van Wyk

**Uittrede**
Mnr J F Mouton het op 11 Oktober 2006 as direkteur uitgetree.

## MAATSKAPPY-INLIGTING

**Sekretaris**
M Lubbe (mev)

**Notering**
JSE Beperk
*Sektor:* Finansieel – Algemeen Finansieel

**American depositary receipt (ADR) program**
Cusip-nommer 75956M107 ADR tot gewone aandeel 1 : 1

**Depositaris**
The Bank of New York, 101 Barclay Street, New York NY 10286

**Sake-adres en geregistreerde kantoor**
Carpe Diem Kantoorgebou, Quantumstraat, Tegnopark, Stellenbosch 7600 (Posbus 456, Stellenbosch 7599)

**Oordragsekretaris**
Computershare Investor Services 2004 (Eiendoms) Beperk, Marshallstraat 70, Johannesburg 2001 (Posbus 61051, Marshalltown 2107)

**Ouditeure**
PricewaterhouseCoopers Ing., Kaapstad

**Borg**
Rand Aksepbank ('n Deel van FirstRand Bank Beperk)

**www.remgro.com**

## BYLAAG A

## INTRINSIEKE NETTO BATEWAARDE

| | Aantekeninge | Aandele gehou miljoen | Beurs-sluitings-prys | £'m | Wissel-koers | 30 September 2006 R'm | 31 Maart 2006 R'm |
|---|---|---|---|---|---|---|---|
| **Tabakbelange** | | | | | | | |
| R&R Holdings | | | | 3 274.5 | 14.5143 | 47 527 | 34 065 |
| – BAT-gewone aandele | 1 | 214.3 | 1 444 | 3 094.5 | | | |
| – Kontant en dividend ontvangbaar | | | | 180.2 | | | |
| – Ander netto bates | | | | (0.2) | | | |
| **Finansiële dienste** | | | | | | | |
| FirstRand | | 481.1 | 1 770 | | | 8 516 | 9 623 |
| RAB Beherend | | 274.1 | 2 700 | | | 7 401 | 7 990 |
| Sagecor | | – | – | | | – | 1 |
| **Nywerheidsbelange** | | | | | | | |
| Medi-Clinic Korporasie | | 171.0 | 2 040 | | | 3 488 | 3 531 |
| Unilever Bestfoods Robertsons | | | | | | 2 235 | 1 984 |
| Distell Groep | | 58.7 | 3 975 | | | 2 332 | 2 112 |
| Nampak | | 78.1 | 1 820 | | | 1 421 | 1 308 |
| Total South Africa | | | | | | 2 248 | 1 889 |
| Rainbow Chicken | | 172.8 | 1 061 | | | 1 834 | 1 642 |
| Tsb Suiker | | | | | | 1 805 | 1 260 |
| Air Products South Africa | | | | | | 813 | 801 |
| Dorbyl | | 14.1 | 1 400 | | | 197 | 191 |
| Wispeco | | | | | | 465 | 441 |
| Caxton | | 7.8 | 1 640 | | | 128 | 117 |
| Kagiso Trust Investments | | | | | | 710 | 710 |
| **Mynbelange** | | | | | | | |
| Implats | | 3.3 | 128 500 | | | 4 287 | 3 886 |
| Trans Hex Groep | | 30.2 | 1 025 | | | 310 | 363 |
| Gencor | | 38.0 | – | | | – | 8 |
| **Ander** | | | | | | | |
| Diverse beleggings en lenings | | | | | | 116 | 116 |
| Uitgestelde belastingbate/ (-aanspreeklikheid) | | | | | | (501) | (417) |
| Ander netto bates/(laste) | | | | | | 271 | (100) |
| **Kontant by die kern** | | | | | | | |
| – Plaaslik | 2 | | | | | 308 | 4 066 |
| – Buiteland | 2 | | | 237.7 | 14.5143 | 3 450 | 1 729 |
| **Intrinsieke netto batewaarde** | | | | | | 89 361 | 77 316 |
| **Potensiële KWB-aanspreeklikheid** | 3 | | | | | (1 809) | (1 699) |
| **Intrinsieke netto batewaarde na belasting** | | | | | | 87 552 | 75 617 |
| **INTRINSIEKE WAARDE PER AANDEEL** | | | | | | R185.17 | R157.59 |
| Uitgereikte aandele na aftrekking van aandele teruggekoop en aandele in Die Remgro Aandeletrust (miljoen) | | | | | | 472.8 | 479.8 |

**Aantekeninge**

1. Dit verteenwoordig Remgro se effektiewe belang van 10.4% in BAT Plc.
2. Kontant by die kern sluit uit kontant gehou deur filiale en geassosieerde maatskappye wat afsonderlik hierbo gewaardeer is.
3. Die potensiële kapitaalwinsbelasting (KWB)-aanspreeklikheid, wat ongeouditeer is, is bereken op die spesifieke-identifikasiemetode deur gebruik te maak van die voordeligste berekening vir beleggings wat voor 1 Oktober 2001 verkry is en die korporatiewe vrystellingsbepalings word ook in ag geneem. Uitgestelde KWB op beleggings beskikbaar vir verkoop (Implats en Caxton) is onder "Ander" hierbo ingesluit.
4. Die genoteerde beleggings word teen beurspryse en ongenoteerde beleggings teen direkteurswaardasies aangetoon.



COMPRESS PB3081

# Remgro Limited

Registration number 1968/006415/06
ISIN ZAE000026480
Share code REM

# [IN]TERIM REPORT

## [F]OR THE SIX MONTHS ENDED 30 SEPTEMBER 2006 (UNAUDITED)

## SALIENT FEATURES

- Headline earnings per share: +38.6%
- Headline earnings per share – excluding non-recurring portion of BEE costs in the comparative period: +22.2%
- Intrinsic value per share during the six months: +17.5%
- Interim dividend per share: +15.0%

## ABRIDGED CONSOLIDATED BALANCE SHEET

| | 30 September 2006 R'm | 2005 R'm | 31 March 2006 R'm |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 2 486 | 4 203 | 2 318 |
| Biological agricultural assets | 95 | 94 | 95 |
| Investment properties | 32 | 31 | 31 |
| Goodwill and trade marks | 403 | 386 | 352 |
| Investments | | | |
| – Associated companies | 31 761 | 25 661 | 26 098 |
| – Other | 4 551 | 2 622 | 4 136 |
| Loans | 2 | 151 | 6 |
| Deferred taxation | 88 | 142 | 90 |
| | 39 418 | 33 290 | 33 126 |
| **Current assets** | 6 610 | 8 043 | 8 210 |
| Cash and cash equivalents | 4 108 | 5 231 | 6 357 |
| Other current assets | 2 502 | 2 812 | 1 853 |
| **Total assets** | 46 028 | 41 333 | 41 336 |
| **EQUITY AND LIABILITIES** | | | |
| **Issued capital** | 8 | 8 | 8 |
| **Reserves** | 43 344 | 38 549 | 37 898 |
| **Treasury shares** | (1 415) | (3 112) | (412) |
| **Shareholders' equity** | 41 937 | 35 445 | 37 494 |
| **Minority interest** | 633 | 2 161 | 596 |
| **Total equity** | 42 570 | 37 606 | 38 090 |
| **Non-current liabilities** | 1 317 | 940 | 1 144 |
| Retirement benefits | 211 | 240 | 185 |
| Long-term loans | 234 | 145 | 169 |
| Deferred taxation | 872 | 555 | 790 |
| **Current liabilities** | 2 141 | 2 787 | 2 102 |
| Short-term loans | 413 | 371 | 101 |
| Other current liabilities | 1 728 | 2 416 | 2 001 |
| **Total equity and liabilities** | 46 028 | 41 333 | 41 336 |
| **Net asset value per share** (Rand) (attributable to equity holders) | | | |
| – At book value | R88.69 | R73.55 | R78.14 |
| – At intrinsic value | R185.17 | R136.36 | R157.59 |

## ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

| | Six months ended 30 September 2006 R'm | 2005 R'm | Year ended 31 March 2006 R'm |
|---|---|---|---|
| Cash generated from operations | 806 | 700 | 1 786 |
| Taxation paid | (524) | (267) | (369) |
| Dividends received | 1 361 | 1 536 | 3 888 |
| Cash available from operating activities | 1 643 | 1 969 | 5 305 |
| Dividends paid | (3 069) | (3 975) | (4 676) |
| Net cash flow from operating activities | (1 426) | (2 006) | 629 |
| Investing activities | (1 213) | 4 724 | 3 364 |
| Financing activities | 184 | (31) | 99 |
| Net increase/(decrease) in cash and cash equivalents | (2 455) | 2 687 | 4 092 |
| Cash and cash equivalents at the beginning of the period | 6 339 | 2 247 | 2 247 |
| Cash and cash equivalents at the end of the period | 3 884 | 4 934 | 6 339 |
| Cash and cash equivalents – per balance sheet | 4 108 | 5 231 | 6 357 |
| Bank overdrafts | (224) | (297) | (18) |

## ABRIDGED CONSOLIDATED INCOME STATEMENT

| | Six months ended 30 September 2006 R'm | 2005 R'm | Year ended 31 March 2006 R'm |
|---|---|---|---|
| Sales | 3 755 | 5 382 | 9 802 |
| Inventory expenses | (2 342) | (2 537) | (4 919) |
| Personnel costs | (678) | (1 503) | (2 603) |
| Depreciation | (110) | (148) | (293) |
| Other net operating expenses | (186) | (544) | (771) |
| Dividends received | 79 | 192 | 410 |
| Interest received | 206 | 149 | 341 |
| Finance costs | (15) | (17) | (29) |
| Net impairment of investments, assets and goodwill | – | 4 | 3 |
| Profit on redemption and sale of investments | 6 | 3 043 | 3 162 |
| Consolidated profit before tax | 715 | 4 021 | 5 103 |
| Taxation | (211) | (577) | (857) |
| Consolidated profit after tax | 504 | 3 444 | 4 246 |
| Share of after-tax profit of associated companies | 2 698 | 2 230 | 4 354 |
| **Net profit** | 3 202 | 5 674 | 8 600 |
| **Attributable to:** | | | |
| Equity holders | 3 136 | 5 442 | 8 202 |
| Minority interests | 66 | 232 | 398 |
| | 3 202 | 5 674 | 8 600 |
| **Share of after-tax profit of associated companies** | | | |
| Profit before taking into account impairments, capital and non-recurring items | 2 789 | 2 193 | 4 428 |
| Net impairment of investments, assets and goodwill | 7 | (118) | (157) |
| Profit on the sale of investments | 26 | 566 | 681 |
| Restructuring costs | (142) | (164) | (280) |
| Non-recurring portion of BEE costs | – | (319) | (380) |
| Other capital and non-recurring items | 18 | 72 | 62 |
| | 2 698 | 2 230 | 4 354 |

## RECONCILIATION OF HEADLINE EARNINGS

| | Six months ended 30 September 2006 R'm | 2005 R'm | Year ended 31 March 2006 R'm |
|---|---|---|---|
| **Net profit for the period attributable to equity holders** | 3 136 | 5 442 | 8 202 |
| Plus/(minus) – portion attributable to equity holders: | | | |
| – Net impairment of investments, assets and goodwill | (7) | 114 | 157 |
| – Profit on redemption and sale of investments | (32) | (3 273) | (3 475) |
| – Restructuring costs | 142 | 164 | 279 |
| – Other capital and non-recurring items | (6) | (75) | (67) |
| – Net loss/(surplus), after taxation, on disposal of property, plant and equipment | (1) | – | (12) |
| **Headline earnings** | 3 232 | 2 372 | 5 084 |
| Non-recurring portion of BEE costs | – | 319 | 380 |
| **Headline earnings – excluding non-recurring portion of BEE costs** | 3 232 | 2 691 | 5 464 |

## ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | Six months ended 30 September 2006 R'm | 2005 R'm | Year ended 31 March 2006 R'm |
|---|---|---|---|
| Balance at 1 April | 38 090 | 36 503 | 36 503 |
| Total income accounted for | 8 786 | 5 576 | 9 108 |
| Exchange rate adjustments | 5 232 | (682) | (1 395) |
| Net fair value adjustments for the period | 352 | 584 | 1 903 |
| Net income directly accounted for in equity | 5 584 | (98) | 508 |
| Net profit for the period | 3 202 | 5 674 | 8 600 |
| Dividends paid | (3 069) | (3 975) | (4 676) |
| Change in reserves of subsidiary companies, associated companies and joint ventures | (246) | 50 | (527) |
| Purchase of shares by wholly owned subsidiary (treasury shares) | (942) | (563) | (977) |
| Medi-Clinic* | – | – | (1 418) |
| Net shares sold/(purchased) by The Remgro Share Trust | (60) | 2 | 92 |
| Other | 11 | 13 | (15) |
| Total equity | 42 570 | 37 606 | 38 090 |

* *Medi-Clinic was consolidated for nine months to 31 December 2005 only and has been accounted for as an associated company from 1 January 2006.*

| | 30 September 2006 | 2005 | 31 March 2006 |
|---|---|---|---|
| **Number of shares in issue** | | | |
| – Ordinary shares of 1 cent each | 448 802 207 | 486 493 650 | 448 802 207 |
| Issued at 1 April | 448 802 207 | 486 493 650 | 486 493 650 |
| Cancelled during the period | – | – | (37 691 443) |
| – Unlisted B ordinary shares of 10 cents each | 35 506 352 | 35 506 352 | 35 506 352 |
| Total number of shares in issue | 484 308 559 | 522 000 002 | 484 308 559 |
| **Number of shares held in treasury** | (11 481 584) | (40 056 880) | (4 473 004) |
| – Ordinary shares repurchased and held in treasury | (8 002 196) | (35 709 404) | (1 379 635) |
| – Ordinary shares held by The Remgro Share Trust and accounted for as treasury shares | (3 479 388) | (4 347 476) | (3 093 369) |
| | 472 826 975 | 481 943 122 | 479 835 555 |
| **Weighted number of shares** | 476 643 317 | 484 841 736 | 483 154 691 |

In determining earnings per share and headline earnings per share the weighted number of shares was taken into account.

| | 30 September 2006 R'm | 2005 R'm | 31 March 2006 R'm |
|---|---|---|---|
| **Listed investments** | | | |
| ***Associated*** | | | |
| – Book value | 11 184 | 9 645 | 9 989 |
| – Market value | 21 567 | 17 653 | 23 248 |
| ***Other*** | | | |
| – Book value | 4 427 | 2 529 | 4 013 |
| – Market value | 4 427 | 2 529 | 4 013 |
| **Unlisted investments** | | | |
| ***Associated*** | | | |
| – Book value | 20 577 | 16 016 | 16 109 |
| – Directors' valuation | 55 867 | 36 884 | 41 564 |
| ***Other*** | | | |
| – Book value | 124 | 93 | 123 |
| – Directors' valuation | 124 | 93 | 123 |
| **Additions to and replacement of property, plant and equipment** | 246 | 346 | 689 |
| **Capital commitments** (Including amounts authorised, but not yet contracted for) | 399 | 750 | 275 |
| **Dividends received from associated companies set off against investments** | 1 283 | 1 215 | 3 349 |

## EARNINGS AND DIVIDENDS

| | Six months ended 30 September 2006 Cents | 2005 Cents | Year ended 31 March 2006 Cents |
|---|---|---|---|
| **Headline earnings per share** | | | |
| – Basic | 678.1 | 489.2 | 1 052.3 |
| – Diluted | 659.8 | 479.4 | 1 027.7 |
| **Headline earnings per share – excluding non-recurring portion of BEE costs** | | | |
| – Basic | 678.1 | 555.0 | 1 130.9 |
| – Diluted | 659.8 | 544.9 | 1 106.1 |
| **Earnings per share** | | | |
| – Basic | 657.9 | 1 122.4 | 1 697.6 |
| – Diluted | 639.6 | 1 110.6 | 1 671.3 |
| **Dividends per share** | | | |
| Ordinary | 153.00 | 133.00 | 361.00 |
| – Interim | 153.00 | 133.00 | 133.00 |
| – Final | | | 228.00 |
| Special | | | 400.00 |

## COMMENTS

## 1. ACCOUNTING POLICIES

The interim report is prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS), IAS 34: Interim Financial Reporting, the requirements of the South African Companies Act, Act 61 of 1973, as amended, and the Listings Requirements of the JSE Limited.

These financial statements incorporate accounting policies that are consistent with those of the previous financial periods, with the exception of the implementation of the following new accounting standards, interpretations and amendments to IFRS:

- IFRIC 4: Determining whether an Arrangement Contains a Lease
- IFRS 4 (Amendment): Financial Guarantee Contracts
- Amendments to IAS 19: Employee Benefits, IAS 21: The Effects of Changes in Foreign Exchange Rates; and IAS 39: Financial Instruments – Recognition and Measurement.

The adoption of these new accounting standards, interpretations and amendments to IFRS had no impact on the results of either the current or prior periods.

## 2. PRIOR YEAR ADJUSTMENTS

**Restatement of comparative figures in respect of associated companies**

As previously reported, FirstRand Limited (FirstRand) and RMB Holdings Limited (RMBH) restated their IFRS results to comply with the revised accounting circular on headline earnings. The revision of the circular had the effect that profits and losses on the realisation of equity accounted private equity or venture capital investments are excluded from headline earnings.

Accordingly, Remgro reduced its headline earnings for the comparative interim period ended 30 September 2005 by R42 million, or 8.7 cents per share, as set out in the table below.

| | Six months ended 30 September 2005 | |
|---|---|---|
| | Non-recurring portion of BEE costs included R'm | Non-recurring portion of BEE costs excluded R'm |
| Headline earnings as reported during April 2006 | 2 414 | 2 733 |
| Restatement of comparative figures in respect of associated companies | (42) | (42) |
| Restated headline earnings | 2 372 | 2 691 |
| Headline earnings per share as reported during April 2006 (cents) | 497.9 | 563.7 |
| Restated headline earnings per share (cents) | 489.2 | 555.0 |

*Note: "Headline earnings as reported during April 2006" was disclosed in the updated Transition Report and Revised Unaudited Financial Information issued on 19 April 2006.*

**Comparison with prior periods**

During the previous financial year various investee companies in the Group concluded black economic empowerment (BEE) transactions. The specific accounting treatment of these transactions resulted in non-recurring charges of R318.6 million and R379.7 million respectively against headline earnings for the six months ended 30 September 2005 and the year ended 31 March 2006.

Due to the material effect that the accounting treatment of these transactions had on Remgro's results, headline earnings per share is also presented excluding the non-recurring portion of BEE costs.

Since 1 January 2006, Medi-Clinic Corporation Limited (Medi-Clinic) is accounted for as an associated company, whilst previously it was consolidated. Certain balance sheet and income statement items are therefore not directly comparable with those of prior periods.

## 3. RESULTS

**Headline earnings**

Headline earnings increased by 36.3% from R2 372 million to R3 232 million. Headline earnings per share, however, increased by 38.6% from 489.2 cents to 678.1 cents due to the favourable impact of the share repurchase programme. Headline earnings and headline earnings per share, excluding the non-recurring portion of BEE costs, increased by 20.1% and 22.2% respectively.

**Contribution to headline earnings**

| | Six months ended 30 September | | | | |
|---|---|---|---|---|---|
| | | Non-recurring portion of BEE costs included | | Non-recurring portion of BEE costs excluded | |
| | **2006 R'm** | % change | 2005 R'm | % change | 2005 R'm |
| Tobacco interests | 1 483 | 17.3 | 1 264 | 17.3 | 1 264 |
| Financial services | 772 | 55.0 | 498 | (1.9) | 787 |
| Industrial interests | 729 | 44.9 | 503 | 36.8 | 533 |
| Mining interests | 76 | (1.3) | 77 | (1.3) | 77 |
| Corporate finance and other interests | 172 | 473.3 | 30 | 473.3 | 30 |
| | 3 232 | 36.3 | 2 372 | 20.1 | 2 691 |

The contribution of the tobacco interests, which represented 45.9% (2005: 47.0%) of headline earnings (excluding the non-recurring portion of BEE costs), increased by 17.3%.

Currency movements had a greater impact on the Group's earnings than a year ago. Due to the weaker rand, the currency impact on translation of R&R Holdings SA, Luxembourg's (R&R) contribution to headline earnings increased from an unfavourable R4 million in 2005 to a favourable R104 million as set out in the table below.

| | Six months ended 30 September | | Year ended 31 March |
|---|---|---|---|
| | **2006** | 2005 | 2006 |
| Average exchange rate (£/R) | **12.5995** | 11.7175 | 11.4050 |
| Closing exchange rate (£/R) | **14.5143** | 11.1970 | 10.6437 |
| R&R contribution (£'m) | **118** | 108 | 208 |
| R&R contribution (R'm) | **1 483** | 1 264 | 2 369 |
| Favourable/(unfavourable) currency impact (R'm) | **104** | (4) | (26) |

The combined contribution of FirstRand and RMBH to Remgro's headline earnings amounted to R772 million (2005: R375 million). This increase can be attributed mainly to the non-recurring BEE costs resulting from FirstRand's BEE transaction (Remgro's portion

amounting to R289 million) accounted for during the comparative period. In 2005 dividends from Absa Group Limited amounting to R123 million were also accounted for in headline earnings.

The contribution of the industrial interests increased by 44.9%, mainly due to good performances by Unilever Bestfoods Robertsons LLC and Total South Africa. As Remgro effectively acquired its interest in Kagiso Trust Investments (Proprietary) Limited (KTI) during December 2005, no income from KTI was accounted for during the six months ended 30 September 2005. KTI's contribution to Remgro's headline earnings for the period under review was R37 million. Rainbow and Distell reported solid earnings growth and their contribution to headline earnings was R107 million and R74 million respectively (2005: R95 million and R57 million). Nampak's contribution to headline earnings increased from R13 million in 2005 to R55 million for the period under review. This increase can be attributed mainly to the non-recurring BEE costs resulting from Nampak's BEE transaction (Remgro's portion amounting to R30 million) accounted for during the comparative period. Medi-Clinic's contribution to Remgro's headline earnings amounted to R131 million (2005: R143 million). This decrease can be attributed mainly to that company's BEE transaction concluded during December 2005, which resulted in the dilution of Remgro's shareholding in Medi-Clinic.

The total contribution of the mining interests decreased by 1.3% to R76 million. Trans Hex reported lower results and its contribution to headline earnings was R3 million (2005: R16 million). Dividends received from Implats during the period under review amounted to R73 million (2005: R60 million).

The central treasury division's contribution to Remgro's headline earnings increased from R53 million to R196 million for the period under review. This increase can be attributed mainly to higher interest rates as well as higher average cash balances compared to 2005. Included in the central treasury division's contribution to headline earnings referred to above, are foreign currency profits amounting to R74 million (2005: R10 million loss) relating to outstanding intergroup balances. These intergroup balances have been settled subsequent to 30 September 2006.

**Earnings**

Total earnings decreased by 42.4% to R3 136 million (2005: R5 442 million), mainly as a result of capital gains arising on the realisation of investments accounted for during the comparative period.

## 4. INTRINSIC VALUE

Remgro's intrinsic value per share increased by 17.5% from R157.59 at 31 March 2006 to R185.17 at 30 September 2006. Refer to Annexure A for full details.

## 5. BRITISH AMERICAN TOBACCO PLC (BAT)

Remgro's interest in BAT is represented by its one-third holding of the ordinary shares and all of the "2005" participation securities, issued by R&R. This gives Remgro an effective interest of 10.4% in BAT at 30 September 2006. The other two-thirds of the ordinary share capital of R&R is held by Compagnie Financière Richemont SA.

There was no change in the number of BAT shares held by R&R. However, due to the positive effect of BAT's continuing share buy-back programme, R&R's interest in BAT increased to 29.2% at 30 September 2006 (2005: 28.7%).

Remgro's share of R&R's headline earnings consists of 35.46% of R&R's share of the attributable profit of BAT and its share of R&R's non-BAT income (including income attributable to its investment in the "2006" participation securities issued by R&R during March 2006).

| | Six months to September | |
|---|---|---|
| | **2006** £'m | 2005 £'m |
| **Attributable profit of BAT before capital and non-recurring items** | **1 100** | 1 011 |
| R&R's share of the attributable profit of BAT: | | |
| – 29.06% to 29.21% (2005: 28.56% to 28.72%) | **320** | 290 |
| R&R's non-BAT income | **6** | 15 |
| **R&R's headline earnings for the six months to 30 September** | **326** | 305 |
| **Remgro's share thereof:** | | |
| – 35.46% of R&R's share of the attributable profit of BAT | **114** | 103 |
| – portion of R&R's non-BAT income | **4** | 5 |
| | **118** | 108 |
| | **R'm** | R'm |
| **Translated at an average £/R rate of 12.5995 (2005: 11.7175)** | **1 483** | 1 264 |

BAT has a 31 December year-end but reports to its shareholders on a quarterly basis. The following commentary is condensed from BAT's financial report for the nine months ended 30 September 2006.

BAT's reported profit from operations was 2% higher at £1 944 million. However, profits from operations would have been 8% higher (or 6% at comparable rates of exchange) if exceptional items and the impact arising from the change in terms of trade following the sale of Etinera, an Italian distribution business, were excluded, with all regions except Europe contributing to this good growth. This like-for-like information provides a better understanding of the subsidiaries' trading results.

Tobacco product volumes from BAT's subsidiaries increased by 1% to 509 billion on both a reported and a like-for-like basis. BAT's reported revenue for the nine months ended 30 September rose by 5% to £7 251 million. On a like-for-like basis, revenue increased by 6% (or 4% at comparable rates of exchange). This volume and revenue growth was achieved across a broad spread of markets. The four global drive brands achieved impressive overall volume growth of 16% on a like-for-like basis. Kent volumes grew by 16%, Dunhill rose by 5%, but Lucky Strike volumes declined by 4%, mainly as a result of lower industry volumes in Germany and Japan, but there were good share growth performances in a number of key markets for Lucky Strike. Pall Mall continued its exceptional growth, with an increase of 37%.

In Europe, profit at £594 million was £22 million lower than last year as a result of very competitive trading conditions in a number of markets and the inclusion in the comparative period of a one-off benefit, resulting from the change in terms of trading following the sale of Etinera. Excluding this benefit, profit decreased by £8 million, with strong growth from Russia, Italy and France,

more than offset by declines in Germany, Spain, Poland and Ukraine. Regional volumes on a like-for-like basis were 1% higher at 184 billion, with growth in Russia, Spain and Hungary partly offset by declines in Italy, Germany and Ukraine.

In Asia-Pacific, regional profit rose by £48 million to £466 million, mainly attributable to strong performances in Australia, Malaysia, South Korea and New Zealand. Volumes at 106 billion were 3% higher as strong increases in Pakistan, Bangladesh, South Korea and Vietnam were partially offset by declines in Malaysia and Indonesia.

Profit in Latin America increased by £69 million to £447 million due to good performances across the region coupled with strong local currencies. Volumes also grew in many of the markets contributing to an overall increase of 3% to 113 billion.

Profit in the Africa and Middle East region grew by £54 million to £362 million, mainly driven by South Africa, Nigeria and Iran, as well as reduced losses in Turkey. Volumes declined by 2% to 74 billion, as a result of Turkey, the Levant and supply chain problems in West Africa and the Caucasus, partly offset by increases in Iran, Egypt and the Gulf.

The profit from the America-Pacific region increased by £5 million to £332 million, with a strong performance in Japan offsetting the lower profit contribution from Canada. Volumes were down 1% to 33 billion as higher volumes from Japan were more than offset by the decline in Canada.

BAT's share of the post-tax results of its own associates increased by £71 million to £348 million. Excluding exceptional items, BAT's share of the post-tax results of its associates increased by £58 million to £331 million. The contribution from Reynolds American, excluding the benefit from the favourable resolution of tax matters in 2006 and restructuring costs in 2005, was £42 million higher mainly due to improved pricing, cost reductions, the timing of promotional spending and the impact of the stronger US dollar. Reynolds American acquired Conwood, the second largest manufacturer of smokeless tobacco products in the US, for US$3.5 billion on 31 May 2006. Reynolds American reported that on a pro forma basis, as if it had been owned since the beginning of 2005, Conwood delivered strong gains in volume, share and operating income for the nine months to 30 September 2006.

In the nine months to September 2006 BAT's adjusted earnings per share (excluding restructuring costs and other distortions) rose by 13% compared to the prior year as the higher net finance costs and minority interests were more than offset by the improvement in profit from operations, the share of associates' post-tax results, a lower tax rate and the benefit from the share buy-back programme.

## 6. OTHER INVESTMENTS

***The most important changes to Remgro's other investments during the period under review were as follows:***

**Repurchase of Remgro shares**

During the period under review, a wholly owned subsidiary company of Remgro acquired a further 6 622 561 ordinary Remgro shares at an average price of R142.23 for a total amount of R941.9 million. Together with those shares acquired in the previous financial year, 8 002 196 ordinary Remgro shares (1.8%) are held as treasury shares by the wholly owned subsidiary.

During the period under review, The Remgro Share Trust purchased 563 000 ordinary Remgro shares at an average price of R130.40 for a total amount of R73.4 million, while 176 981 shares were delivered to participants against payment of the subscription price.

**Gencor Limited (Gencor)**

On 14 March 2006, Gencor announced that it has been placed under voluntary liquidation and it had declared a liquidation dividend of R0.20 per share. During May 2006, Remgro received R7.6 million.

**Sage Group Limited (Sage)**

As previously reported, Remgro sold its 17.9% interest in Sage to Momentum Group Limited during the previous financial year for R114 million, or R1.75 per Sage share, comprising an initial payment of R1.42 per share and a potential subsequent payment of up to R0.33 per share. The initial payment received amounted to R92 million and an after-tax capital gain of R10 million was realised on this transaction. On 31 March 2006 the potential subsequent payment was still subject to certain tax queries being resolved.

During the period under review Remgro received a further R6 million, or R0.0913 per Sage share, as partial payment of the potential subsequent payment.

*Subsequent to 30 September 2006:*

**KTI and the Kagiso Infrastructure Empowerment Fund (KIEF)**

Remgro has entered into agreements with KTI and KIEF, in terms of which it has committed funds amounting to R350 million to KIEF. The fund has a target size of R650 million and aims to invest in infrastructure projects, including roads, airports, power and telecommunication installations, railway systems, ports, water and social infrastructure.

KIEF has drawn no funds to date.

## 7. INFORMATION REGARDING UNLISTED INVESTMENTS

**Tsb Sugar Limited (TSB)**

TSB's contribution to Remgro's headline earnings amounted to R54 million (2005: R23 million).

TSB's results for the period have been positively affected by the inclusion of the income from its 27.0% investment in Royal Swaziland Sugar Corporation, since its acquisition on 1 October 2005.

It is expected that TSB's sugar production for the season will be 440 600 tons (2005: 456 800 tons). The decrease in production is attributed to the after-effects of the drought that prevailed during the previous financial year. The strengthening of the export sugar price and the weaker exchange rate as well as the citrus division's return to profitability did, however, lead to increased income during the period under review.

**Wispeco Holdings Limited (Wispeco)**

Wispeco's results for the six months ended 30 September 2006 were satisfactory. Sales volumes for the period increased by 15% compared to the same period last year although turnover was 45% higher, mainly due to price increases and the acquisition of two new stockist outlets. Headline earnings increased from R29 million to R33 million. Capacity expansions in the extrusion and finishing plants are in progress. A second extrusion press in Parow will be commissioned early in 2007.

# ANNEXURE A

## INTRINSIC NET ASSET VALUE

| | Notes | Shares held million | Stock exchange closing price | £'m | Exchange rate | 30 September 2006 R'm | 31 March 2006 R'm |
|---|---|---|---|---|---|---|---|
| **Tobacco interests** | | | | | | | |
| R&R Holdings | | | | 3 274.5 | 14.5143 | 47 527 | 34 065 |
| – BAT ordinary shares | 1 | 214.3 | 1 444 | 3 094.5 | | | |
| – Cash and dividends accrued | | | | 180.2 | | | |
| – Other net assets | | | | (0.2) | | | |
| **Financial services** | | | | | | | |
| FirstRand | | 481.1 | 1 770 | | | 8 516 | 9 623 |
| RMB Holdings | | 274.1 | 2 700 | | | 7 401 | 7 990 |
| Sagecor | | – | – | | | – | 1 |
| **Industrial interests** | | | | | | | |
| Medi-Clinic Corporation | | 171.0 | 2 040 | | | 3 488 | 3 531 |
| Unilever Bestfoods Robertsons | | | | | | 2 235 | 1 984 |
| Distell Group | | 58.7 | 3 975 | | | 2 332 | 2 112 |
| Nampak | | 78.1 | 1 820 | | | 1 421 | 1 308 |
| Total South Africa | | | | | | 2 248 | 1 889 |
| Rainbow Chicken | | 172.3 | 1 061 | | | 1 834 | 1 642 |
| Tsb Sugar | | | | | | 1 805 | 1 260 |
| Air Products South Africa | | | | | | 813 | 801 |
| Dorbyl | | 14.1 | 1 400 | | | 197 | 191 |
| Wispeco | | | | | | 465 | 441 |
| Caxton | | 7.3 | 1 640 | | | 128 | 117 |
| Kagiso Trust Investments | | | | | | 710 | 710 |
| **Mining interests** | | | | | | | |
| Implats | | 3.3 | 128 500 | | | 4 287 | 3 886 |
| Trans Hex Group | | 30.2 | 1 025 | | | 310 | 363 |
| Gencor | | 38.0 | – | | | – | 8 |
| **Other** | | | | | | | |
| Sundry investments and loans | | | | | | 116 | 116 |
| Deferred taxation asset/(liability) | | | | | | (501) | (417) |
| Other net assets/(liabilities) | | | | | | 271 | (100) |
| **Cash at the centre** | | | | | | | |
| – Local | 2 | | | | | 308 | 4 066 |
| – Offshore | 2 | | | 237.7 | 14.5143 | 3 450 | 1 729 |
| **Intrinsic net asset value** | | | | | | 89 361 | 77 316 |
| **Potential CGT liability** | 3 | | | | | (1 809) | (1 699) |
| **Intrinsic net asset value after tax** | | | | | | 87 552 | 75 617 |
| **INTRINSIC VALUE PER SHARE** | | | | | | R185.17 | R157.59 |
| Issued shares after deduction of shares repurchased and the shares in The Remgro Share Trust (million) | | | | | | 472.8 | 479.8 |

**Notes**

1. This represents Remgro's effective interest of 10.4% in BAT Plc.
2. Cash at the centre excludes cash held by subsidiaries and associated companies that are separately valued above.
3. The potential capital gains tax (CGT) liability, which is unaudited, is calculated on the specific identification method using the most favourable calculation for investments acquired before 1 October 2001 and also taking into account the corporate relief provisions. Deferred CGT on investments available-for-sale (Implats and Caxton) is included in "Other" above.
4. The listed investments are valued at stock exchange prices and unlisted investments at directors' valuation.

**Total South Africa (Proprietary) Limited (Total SA)**
Total SA's contribution to Remgro's headline earnings for the period under review was R116 million (2005: R83 million). Total SA's higher earnings was mainly due to a higher market share in the retail business and increased refining margins.

Total SA continued to grow its market share in the retail business, while the regulated marketing margin remained constant. The Natref refinery performed well although production capacity decreased by 14% following the introduction of new fuel specifications on 1 January 2006. Refining margins remained strong.

**Air Products South Africa (Proprietary) Limited (Air Products)**
Air Products' turnover for its financial year ended 30 September 2006 increased by 5% from the previous year due to demand growth in the manufacturing sector, resulting in increased sales mainly in the packaged gas division, as well as from the commencement of the Implats oxygen-contract.

Net income before tax for the six months ended 30 September 2006 increased by 20.8% due to improved plant and operational efficiencies and improved margins in the packaged gas division. A significant STC-charge on dividends paid in the 2006 year resulted in Air Products' contribution to headline earnings increasing by only 3.1%, from R32 million for the six months ended 30 September 2005 to R33 million.

**Unilever Bestfoods Robertsons LLC (UBR)**
UBR's contribution to Remgro's headline earnings for the period (which includes interest on the shareholders' loan of R8 million (2005: R11 million)) amounted to R92 million (2005: R53 million). The increased contribution is mainly due to increased trading profits partially being offset by increased taxation charges. Interest on the shareholders' loan decreased due to the repayment of loan capital since 30 September 2005.

The South African retail operation delivered an underlying turnover growth of 12.9%, mainly driven by volume. The key product categories continued to gain market share due to innovation, advertising and promotional activities. The Food Solutions business delivered an 8.0% underlying sales growth.

The Israeli business reported an underlying turnover growth of 1.3%, resulting mainly from a 3.1% growth in the Food Solutions business. Despite the recent border conflict with Lebanon, the increased turnover, together with lower indirect costs resulting from prior restructuring, enabled the Israeli business to deliver improved results.

**KTI**
KTI's contribution to Remgro's headline earnings amounted to R37 million.

KTI's headline earnings for its year ended 30 June 2006 increased by 23.2% to R473 million (2005: R384 million) mainly due to fair value gains in its investment in Metropolitan Holdings Limited and increased contributions by its investments in associated companies and joint ventures.

## DIVIDEND DECLARATION

**Declaration of Dividend No 13**
Notice is hereby given that an interim dividend of 153 cents (2005: 133 cents) per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the half year to 30 September 2006.

**Dates of importance**

| | |
|---|---|
| Last day to trade in order to participate in the interim dividend | Friday, 5 January 2007 |
| Trading on or after this date will be ex the interim dividend | Monday, 8 January 2007 |
| Record date | Friday, 12 January 2007 |
| Payment date | Monday, 15 January 2007 |

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 8 January 2007, and Friday, 12 January 2007, both days inclusive.

Signed on behalf of the Board of Directors.

**Johann Rupert**
*Chairman*

**Thys Visser**
*Chief Executive Officer*

Stellenbosch
29 November 2006

## DIRECTORATE

**Non-executive directors**
Johann Rupert (*Chairman*), E de la H Hertzog (*Deputy Chairman*), P E Beyers, G D de Jager*, J W Dreyer, P K Harris*, J Malherbe•, D Prins*, F Robertson* (**Independent, •Appointed on 11 October 2006*)

**Executive directors**
M H Visser (*Chief Executive Officer*), W E Bührmann, D M Falck, J A Preller (Mrs), T van Wyk

**Retirement**
Mr J F Mouton retired as director on 11 October 2006.

## CORPORATE INFORMATION

**Secretary**
M Lubbe (Mrs)

**Listing**
JSE Limited
*Sector:* Financials – General Financial

**American depositary receipt (ADR) program**
Cusip number 75956M107
ADR to ordinary share 1 : 1

**Depositary**
The Bank of New York, 101 Barclay Street, New York NY 10286

**Business address and registered office**
Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch 7600 (PO Box 456, Stellenbosch 7599)

**Transfer Secretaries**
Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107)

**Auditors**
PricewaterhouseCoopers Inc., Cape Town

**Sponsor**
Rand Merchant Bank (A division of FirstRand Bank Limited)

**www.remgro.com**